SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
 F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
October 2018

Commission File Number 001-36258

Crescent Point Energy Corp.
(Name of Registrant)

Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta, T2P 1G1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
 Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K of Crescent Point Energy Corp. (the "Company") includes as Exhibit 99.1 the Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2018 and as Exhibit 99.2 the Company's Management's Discussion and Analysis for the period ended September 30, 2018. Exhibits 99.1 and 99.2 to this report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company's Registration Statements on Form F-3D (File No. 333-205592) and Form S-8 (File No. 333-226210).

The following document(s) attached as an exhibit(s) hereto is incorporated by reference herein:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer
Date: October 25, 2018

EXHIBITS

99.1	Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2018.
99.2	Management's Discussion and Analysis for the period ended September 30, 2018.
99.3	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer.
99.4	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer.